SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ITERIS, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

46564T107
(CUSIP Number)

William P. Kelly
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, address and telephone number of person authorized to receive notices and communications)

July 8, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46564T107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	2,295,519
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	2,295,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,295,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46564T107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	157,450
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	157,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	359,920
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	359,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,778,149
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,778,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46564T107	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.  Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $485,354, FGPM, $1,111,706, and RELM, $3,242,460.  The source of these funds was working capital of FGPP, FGPM, and RELM, as applicable.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own in the aggregate 2,295,519 shares of Common Stock, which represents approximately 7.2% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM and RELM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.  Share purchases by RELM were made through Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM Wireless Corporation.  None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to the Schedule 13D directly holds any of the shares of Common Stock disclosed in this Statement, except as previously described in Item 5 of the Schedule 13D or as described below.

100 shares of Common Stock are held by RELM of record; the remaining shares of Common Stock held by RELM are in an account that is managed by CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”).  CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors.  Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 32,057,503 shares of Common Stock reported by the Company as outstanding as of June 8, 2016 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended March 31, 2016.

(c)           The transactions effected by the Reporting Persons (FGPP and FGPM) in the Common Stock since the filing date of Amendment No. 1 to the Schedule 13D are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 8, 2016

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/  D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/  D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/  D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/  D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/  D. Kyle Cerminara
D. Kyle Cerminara

/s/  Lewis M. Johnson
Lewis M. Johnson

/s/  Joseph H. Moglia
Joseph H. Moglia

RELM WIRELESS CORPORATION

/s/ William P. Kelly
William P. Kelly
EVP and Chief Financial Officer

Schedule A

FGPP Allocation of the Common Stock Acquired since the filing date of Amendment No. 1

Purchase Date	Weighted Average Price	Quantity

7/5/2016	$2.8999	11,400
7/6/2016	$3.0001	41,814
7/7/2016	$3.1480	18,043
7/8/2016	$3.3885	46,346

FGPM Allocation of the Common Stock Acquired since the filing date of Amendment No. 1

Purchase Date	Weighted Average Price	Quantity

7/5/2016	$2.8999	26,600
7/6/2016	$3.0001	97,564
7/7/2016	$3.1480	42,098
7/8/2016	$3.3885	108,138